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SEC FILE NUMBER 001-32212

CUSIP NUMBER 29259G200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy XXI Ltd Full Name of Registrant

N/A Former Name if Applicable

Canon’s Court, 22 Victoria Street, PO Box HM 1179 Address of Principal Executive Office (Street and Number)

Hamilton HM EX, Bermuda City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy XXI Ltd (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2015 (the “Form 10-Q”) by the prescribed due date as a result of unexpected delays in the completion of its financial statements and related portions of its Form 10-Q due to the continued evaluation of the Company’s proved reserves in light of continued depressed commodity prices and current market conditions. Any write-down of the Company’s reserves would impact, among other items, its depreciation, depletion and amortization, impairment and asset retirement obligation calculations. The Company is working diligently to address these issues and anticipates that the Form 10-Q will be filed on or before the fifth calendar day following its prescribed due date, although there can be no assurance in this regard.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bruce W. Busmire (Name)	713 (Area Code)	351-3033 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file the Form 10-Q on or before the fifth calendar day following its prescribed due date. There can be no assurance that the Company will be able to file the Form 10-Q within that time period or that such estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company's actual results include unanticipated delays in the conclusion of the Company’s preparation of the financial statements described above and the effects of other various risk factors and uncertainties disclosed in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

Energy XXI Ltd (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 10, 2016	By:	/s/ Bruce W. Busmire
Bruce W. Busmire
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).